November 9, 2006

VIA EDGAR AND FACSIMILE (202-772-9210)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Brad Skinner, Accounting Branch Chief

RE:	Pegasystems Inc.

Response to Comment Letter dated October 5, 2006

Regarding Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 7, 2006 and

Form 10-Q for Fiscal Quarter Ended June 30, 2006

Filed August 7, 2006

File No. 001-11859

Ladies and Gentlemen:

On behalf of Pegasystems Inc. (the “Company”), I am writing to provide the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 5, 2006 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K, which was filed with the Commission on March 7, 2006 (the “Form 10-K”), and Quarterly Report on Form 10-Q, which was filed with the Commission on August 7, 2006 (the “Form 10-Q”). Hard copies of this letter are also being delivered under separate cover to Christine Davis and Marc Thomas of the Commission.

The responses below have been organized according to the portion of the Comment Letter to which they relate.

Securities and Exchange Commission

November 9, 2006

Form 10-K for the Fiscal Year Ended December 31, 2005

Significant Accounting Policies

Revenue Recognition, page 45

1.	We have considered your response to prior comment number 1 from our letter dated June 6, 2006, as well as other correspondence related to your accounting for certain multiple element arrangements that include software, services that are not considered essential to the functionality of that software and post-contractual customer support (PCS). Based on our understanding of these arrangements, it appears that SOP 97-2 provides clear guidance as to the appropriate accounting. In this regard, the final bullet point in paragraph 12 of SOP 97-2 indicates that, when vendor specific objective evidence of the fair value (VSOE) exists for all undelivered elements in a multiple element arrangement, total fair value of the undelivered elements is deferred, and the difference between the total arrangement fee and the amount deferred is recognized as revenue. We note that the PCS element is the last element delivered in your arrangements. We further note that you have VSOE for PCS. As a result, at such time as PCS is the only undelivered element, SOP 97-2 appears to require that the fair value of the undelivered PCS be deferred, and that the difference between the total fee arrangement and the deferred PCS revenue be recognized as revenue. In the absence of persuasive, objective support for your alternative method, it appears that you should revise your accounting for these arrangements to reflect policies consistent with SOP 97-2, par. 12.

The Company has considered the Staff’s comments with regard to accounting for certain multiple element arrangements (the “Arrangements”) that include software, fixed-price services that are not considered essential to the functionality of the other elements of those arrangements and post-contract customer support (PCS). While we have not completed our analysis, our preliminary estimate is that revenue related to the Arrangements from the beginning of 2003 through the first two quarters of 2006 was under 15% of the Company’s total revenue in the aggregate.

In its comments, the Staff indicates that it appears SOP 97-2 provides clear guidance that the Company should revise its accounting, such that all revenue is deferred until PCS is the only undelivered element of the Arrangements. At such time, according to the Staff’s comments, SOP 97-2 appears to require that the fair value of the undelivered PCS be deferred and that the difference between the total fee arrangement and the deferred PCS be recognized as revenue. In addition, in discussions with the Company, the Staff indicated that the direct costs associated with the Arrangement, such as professional service fees and salaries, training costs, sales commissions and reimbursable expenses, may also be deferred until PCS is the only undelivered element of the Arrangements.

Securities and Exchange Commission

November 9, 2006

The Company has respectfully and carefully considered the comments in the Staff’s October 5, 2006 letter, and is prepared to modify its accounting for the Arrangements, to the method that is determined to be the most appropriate alternative under SOP 97-2. The Company believes that a ratable method of recognizing revenue over the longer of the PCS or the professional services period is an alternative acceptable method and, in the Company’s opinion, may be the most appropriate method under SOP 97-2 for the reasons detailed below. The Company notes that the term of PCS in the Arrangements is typically 12 months and installation services and training services are almost always completed in less than 12 months. Under this alternative ratable method, the Company would expense direct costs associated with the Arrangement as incurred. The Company requests that the Staff consider the Company’s request to use this alternative ratable method. Further, the Company requests that the Staff consider the Company’s ability to recognize reimbursable expenses, which are not part of the fixed Arrangement fee, as revenue and expense as incurred and invoiced to the customer.

Support for an Alternative Ratable Method of Accounting for the Arrangements

The second bulleted point in paragraph 12 of SOP 97-2 states that if the only undelivered element is services that do not involve significant production, modification or customization of software (for example, training or installation), the entire fee should be recognized over the period during which the services are expected to be performed. The Company notes that paragraphs 57 to 59 of SOP 97-2 describe PCS as a service, which includes providing upgrades/enhancements and telephone support. Further, paragraph 12 lists both training and installation as services. Accordingly, the Company believes that the word “services” in the second bulleted point of paragraph 12 was not intended to be limited to installation services and training, and should include other services such as PCS.

The Company notes that its PCS services are provided to customers beginning at the time of delivery of the software, and that during the period when services are being provided to a customer, the same staff provide installation services and PCS services. The Company’s software product is often highly integrated with numerous customer applications and installation and configuration services are provided by the Company or third party integrators. The application of upgrades and enhancements may require assistance from the Company’s professional service staff, in which case the provision of PCS services and installation services would be occurring in concert.

The ratable method is also supported by the KPMG Software Revenue Recognition Guidebook. Paragraph 6.022 (pages 220 and 221) of the KPMG guidebook identifies the ratable method as an acceptable alternative accounting method in an example and case study which appear to have the same set of facts and circumstances as the Company’s. KPMG, like the Company, interprets PCS

Securities and Exchange Commission

November 9, 2006

to be a service and, as a result, interprets the term “services” as used in the second bulleted point of Paragraph 12 to include PCS.

The KPMG guide indicates:

“If a vendor has VSOE of fair value for PCS but does not have VSOE of fair value for the services a question arises as to whether any revenue can be recognized from the arrangement before the services are completed or the initial PCS term has expired. Paragraph 12 of SOP 97-2 indicates that, if VSOE of fair value does not exist for services that do not involve significant production, modification, or customization of software, and if the only undelivered element is services, the entire fee should be recognized over the period during which the services are expected to be performed. When VSOE of fair value exists for PCS, but does not exist for services that otherwise qualify for separate accounting under SOP 97-2, we believe the following accounting policies are acceptable alternatives:

(1)	Because the remaining undelivered elements are both services, recognize the entire arrangement fee ratably over the period during which the services are expected to be performed or the PCS period, whichever is longer, beginning with delivery of the software, provided that all other revenue recognition criteria in SOP 97-2 are met. If the services are completed before the PCS term expires, the difference between the VSOE of fair value for the remaining PCS period and the remaining unrecognized portion of the arrangement fee would be recognized as revenue (i.e., the residual method), and the remaining deferred revenue world be recognized ratably over the remaining PCS period, provided that all other revenue recognition criteria in SOP 97-2 are met.”

The KPMG guide identifies a ratable method in many examples as an alternative to full deferral and considers the use of a ratable method versus a full deferral method to be an accounting policy choice.

The Company believes that a ratable approach is both systematic and rational and is more appropriate than a complete deferral method for this set of facts and circumstances for several reasons. Services and PCS are provided to the customer on a relatively constant basis throughout the service period. The cost of providing such services is primarily salaries, which are paid evenly over the service period. In addition, the Company generally invoices customers for services in stages throughout the services period. Accordingly, a ratable method would closely reflect the manner in which services and PCS are provided to the customer, in which the direct costs of those services are paid and in which the revenue for those services is earned by the Company.

The Company notes that during the service delivery period, the following is true: training services are completed and paid for; delivery of and payment for the software occurs, generally at the inception of the Arrangement; PCS is being delivered and paid for; reimbursable expenses (which are not part of the fixed arrangement fee) are being incurred and reimbursed monthly on a dollar-for-

Securities and Exchange Commission

November 9, 2006

dollar basis; and services are being delivered and paid for at regular intervals as the services are delivered. Accordingly, the Company believes that a ratable method would provide a high level of transparency to investors and avoid masking trends in its business. The Company wishes to avoid the appearance of inappropriately understating reported income and expense by deferring all elements of an Arrangement, when in reality the Company is delivering and being paid for the services and PCS during the service delivery period and is incurring and being reimbursed for expenses during the period. Since there is normally a significant initial payment from the customer and further payments are made during the service period, a ratable method would result in a conservative recognition of revenue as recognized revenue would not exceed the Arrangement fees actually billed to the customer. This would be enforced by Company policy.

The Company believes that a ratable method would provide better clarity to investors as compared to a method where revenue and direct costs would be deferred and recognized in a future period. A deferral of costs and revenues could mask meaningful changes in the Company’s financial status and growth levels in periods in which significant changes in growth levels were occurring. By following a full deferral method, during periods of growth, increases in professional services costs and the related margin pressure from the lower effectiveness of new staff would be obscured from investors. Similarly, during periods of decline, indicators of decreased activity levels would be not be transparent and could result in the Company’s income statement showing increased revenue and profitability, as previously deferred revenues and expenses are recognized. The Company notes that its industry is one that has seen extreme changes in growth rates during the last five years.

It is the Company’s understanding that a ratable method has been accepted by the Staff under certain facts and circumstances. The Company believes that its facts and circumstances support use of a ratable method.

Conclusion

The Company hereby requests that the Staff consider the Company’s request for a ratable method of accounting for the Arrangements as an acceptable alternative method of accounting, due to the Company’s specific facts and circumstances. The Company also requests that, if the Staff does not agree with the Company’s use of the alternative ratable method, the Staff involve the Office of the Chief Accountant of the Division of Corporation Finance in this consideration, and permit the Company to meet with the Staff and the OCA promptly to discuss its request.

Securities and Exchange Commission

November 9, 2006

Note 6. Income Taxes, page 58

2.	Your response to prior comment number 2 indicates that you believe that the adjustments you recorded to your tax provision in 2005 that relate to prior periods did not materially impact your financial statements. Please explain your basis for this conclusion as it appears that the adjustments that relate to your 2003 and 2004 tax provision were quantitatively material to net income and earnings per share in those periods. Please note that SAB 99 does not provide for consideration of qualitative factors in determining whether misstatements are immaterial if amounts are quantitatively material.

In its initial response to prior comment number 2, the Company focused on the Staff’s specific questions regarding adjustments that were recorded for errors related to prior periods, and did not address other items, such as changes in estimate that would be adjusted to the proper period if a restatement were made and therefore need to be considered when evaluating the quantitative materiality of prior period errors (SAB No. 99). The items relate to prior years as follows:

(Amounts in Thousands) credit (debit) to provision	2000	2001	2002	2003	2004	2005
Errors recorded in 2005 related to prior periods:
Deferred Tax Liability for Term License Installments	(3,884)	—	—	—	—	3,884
UK Capital Allowances and Inter-Company Interest	—	—	—	370	(56)	(303)
U.S. Federal and State Overpayments	—	—	—	264	289	(553)
Valuation Allowance	3,884	—	—	(2,166)	1,264	(2,982)
Additional error recorded in 2004 related to prior periods:
Extraterritorial Income Exclusion (ETI)	80	208	424	—	(712)	—
Valuation Allowance	(80)	(208)	(424)	712	—	—
Change in estimate recorded in 2004 related to 2003:
Extraterritorial Income Exclusion (ETI)	—	—	—	684	(684)	—

Total Income Statement Adjustment—Tax Provision cr(dr)	—	—	—	(136)	101	46

During 2004, upon filing the Company’s 2003 federal income tax return, a $684 thousand benefit was recorded as a provision to return adjustment related to extra-territorial income, which the Company determined to be a change in estimate. If the 2003 provision estimate had been more accurate, the $684 thousand benefit would have partially offset the adjustments for errors, and the net impact on the Company’s tax provisions would have been $136 thousand higher than reported for 2003 and $101 thousand lower than reported for 2004, clearly immaterial amounts for both periods.

Securities and Exchange Commission

November 9, 2006

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Item 4. Controls and Procedures, page 23

Changes in Internal Control Over Financial Reporting

3.	We note your disclosure that there were no changes in internal control over financial reporting “during the first quarter of 2006.” Please confirm to us, if true, that there were no material changes in the quarter ended June 30, 2006.

The Company acknowledges the existence of a typographical error in Item 4(b) on page 34. In the first sentence of the first paragraph of Item 4(b), the reference to “the first quarter of 2006” should have read “the second quarter of 2006”.

4.	We also note your disclosure that your CFO resigned effective June 1, 2006. Please tell us whether you believe this was a material change in your internal control over financial reporting. If you believe that this was a material change, please explain how your disclosures reflect this conclusion.

The Company hereby clarifies that the disclosure contained in the second paragraph of Item 4(b), regarding the resignation of the Company’s CFO, was provided for informational purposes only, and did not constitute a change in internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that materially affected, or was reasonably likely to materially affect, the Company’s internal control over financial reporting in the second quarter of 2006. The Company has extensive disclosure controls and other internal controls which are not unduly reliant on the CFO. In addition, the CFO’s role was fulfilled by the Company’s Interim CFO and Chief Accounting Officer, and other senior managers.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact me at (617) 866-6136. Thank you.

Very truly yours,

/s/ Shawn Hoyt

Shawn Hoyt,

Vice President, General Counsel and Secretary

cc:	Christine Davis, SEC Staff Accountant

Marc Thomas, SEC Senior Staff Accountant

Robert V. Jahrling, Esq.

James T. Reilly, Chief Accounting Officer